For Information Purposes Only SiriusPoint: Strong Global (Re)insurer Well-Positioned to Capitalize on Market Opportunity JANUARY 2021 1 Filed by Third Point Reinsurance Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Sirius International Insurance Group Ltd. Commission File No.: 001-38731 Date: January 20, 2021

SIRIUSPOINT: A STRONG GLOBAL (RE)INSURER

Third Point Reinsurance, Ltd.'s ("TPRe") merger with Sirius International Insurance Group, Ltd. ("Sirius") creates a diversified company with an attractive business profile backed by a strong balance sheet

- **The combined company will be rebranded as SiriusPoint**
- **Transformational transaction to create a global, diversified (re)insurance franchise with presence across A&H, property, liability and specialty lines**
- **Enhanced scale and underwriting capabilities, well-positioned for profitable growth**
- **Reconstituted strategic partnership with Third Point LLC, with the continuation of industry-leading investment returns**
- **Strong pro forma financial performance and capitalization with further ability to reposition risk profile**
- **Proven management team with focus on underwriting profitability**
- **CMIH, Sirius' majority shareholder, estimated to own approximately 40%[2] of SiriusPoint, with a 9.9% voting cap**

Strategic transformation supports re-rating of stock

THIRD POINT RE

Note: Assumes all minority shareholders elect option 2 while CMIH elects option 3; [2] Based on pro forma diluted shares outstanding (includes Series A preference shares)

Sirius Group

2

For Information Purposes Only

PROVEN MANAGEMENT TEAM WITH SHARED VALUES

<u>Management team will have enhanced depth, a heritage of underwriting, and a proven track record</u>

- Chairman and CEO: **Siddhartha (Sid) Sankaran** – former AIG CFO and Chief Risk Officer, and Oscar Health CFO
- Vice Chairman: **Steve Fass** – former Sirius Chairman and CEO and former Third Point Re Lead Independent Director
- Senior Underwriting Role: **Dan Malloy** – current Third Point Re CEO

<u>Significant underwriting talent across the enterprise</u>

- Global employee specialists with decades of experience and expertise
- Two dedicated Managing General Underwriters ("MGUs") in accident and health vertical – "sticky" relationships that are profit-aligned

	**Monica Cramér-Manhem** *President, Global Reinsurance (Sirius)*	• Tenure at Sirius: 33 • Relevant Experience: 33
	**Neal Wasserman** *President, Global Runoff Solutions (Sirius)*	• Tenure at Sirius: 19 • Relevant Experience: 33
	**Jan Onselius** *Chief Underwriting Officer, Global Reinsurance (Sirius)*	• Tenure at Sirius: 36 • Relevant Experience: 36
	**Warren Trace** *President, North America Reinsurance (Sirius)*	• Tenure at Sirius: 36 • Relevant Experience: 41
	**Stuart Liddell** *Global Head of Life, A&H (Sirius)*	• Tenure at Sirius: 16 • Relevant Experience: 29
	**Dan Wilson** *President, U.S. Specialty (Sirius)*	• Tenure at Sirius: 23 • Relevant Experience: 33

	**Dan Malloy** *TPRe CEO*	• Tenure at TPRe: 8 • Relevant Experience: 39
	**Nicholas Campbell** *EVP, Underwriting (TPRe)*	• Tenure at TPRe: 7 • Relevant Experience: 22
	**Tracey Gibbons** *SVP, Underwriting (TPRe)*	• Tenure at TPRe: 1 • Relevant Experience: 34
	**David Govrin** *President (TPRe)*	• Tenure at TPRe: 3 • Relevant Experience: 30
	**Amanda Kisala** *SVP, Senior Underwriter, Bermuda (TPRe)*	• Tenure at TPRe: 7 • Relevant Experience: 23
	**Clare Himmer** *Marketing Director (TPRe)*	• Tenure at TPRe: 7 • Relevant Experience: 28

Deal structure includes retention mechanisms to ensure committed leadership team

THIRD POINT RE

Sirius Group

3

For Information Purposes Only

ACQUISITION ACCELERATES THIRD POINT RE'S ONGOING TRANSFORMATION TO A GLOBAL (RE)INSURER

2019 - 2020	***Going Forward SiriusPoint***
• Shift focus to underwriting profitability • Expand into more profitable lines of (re)insurance • Utilize combined (re)insurance and capital markets expertise to create distribution and drive profitable business • Reduce investment volatility by transitioning a majority of the portfolio to fixed income • More balanced return profile that delivers value from both sides of the balance sheet	• Global platform with access to admitted and non-admitted paper in Europe, U.S., Bermuda and Lloyd's • Diversified (re)insurance franchise with sidecar-like retrocession program, A&H vertical platform, and growing specialty capabilities with similar vertical platform • Less reliance on property cat to drive underwriting profitability • Scale and refocused underwriting strategies position SiriusPoint to capitalize on market opportunities • Repositioned investment portfolio and independent governance structure improves ratings trajectory

THIRD POINT RE

Sirius Group 4

For Information Purposes Only

For Information Purposes Only OVERVIEW OF SIRIUS: KEY HIGHLIGHTS Note: Data as of June 30, 2020 unless noted otherwise; 1 Total capital includes $2.4bn of GAAP capital and $0.2bn of the DTL on the safety reserve; 2 Top 20 Global (re)insurer per S&P Global’s 2019 Global Reinsurance Highlights; 3 International Medical Group and ArmadaCorp Capital Mix of Business by Reportable Segment (GWP) A- AM Best $2.6 billion Total Capital1 1,085 Employees (including MGUs3) Clients in nearly 150 Countries $1.9 billion LTM Gross Written Premiums 20 Global Underwriting and Representative Offices 94% 10 Year Net Combined Ratio (avg. 2010-2019) >8,000 Treaties and Accounts Financial Strength Ratings A- S&P A- Fitch $3.7 billion Total Investments and Cash Top 20 Global (re)insurer2 5 Property cat. excess (re)insurance 15% Other Property 21% Casualty (re)insurance 11% Aviation & Space 6% Trade Credit 3% Marine & Energy 2% Agriculture (re)insurance 2% Contingency <1% Global A&H 32% U.S. Specialty 4% Runoff 4% Global (re)insurance 60%

For Information Purposes Only SIRIUS PLATFORM EXPANDS UNDERWRITING CAPABILITIES, GEOGRAPHIC FOOTPRINT AND PRODUCT OFFERINGS Sirius expands:  Underwriting capabilities  Geographic footprint  Product offerings 6 Singapore San Francisco, CA Glastonbury, CT New York, NY Bermuda Miami, FL Baltimore, MD Berwyn, PA Toronto Indianapolis, IN London Cardiff Liège Hamburg Zurich Stockholm Hong Kong Labuan Sydney (Re)insurance franchise • Long-standing relationships and track record of underwriting profitability • Diverse businesses, scalable with larger underwriting platform • Proportional retrocession program with sidecar-like economics US specialty business growth • Proven teams • Data-enabled small-commercial business Accident & Health vertical platform • Decades of market leadership and performance • Two in-house MGUs • Sticky relationships with MGUs that are profit-aligned with Sirius • Unique opportunities for growth Global Solutions and Run-off • Strong market presence with attractive long-term IRR

For Information Purposes Only Property1 37% Specialty & Casualty2 28% Accident & Health 32% Runoff 4% Property 30% Casualty 24% Specialty 29% Retroactive reinsurance contracts 16% Specialty & Casualty 34% Accident & Health 24% Runoff & other3 6% Property 35% ATTRACTIVE DIVERSIFIED SPECIALTY (RE)INSURANCE FRANCHISE WITH SIGNIFICANT GROWTH POTENTIAL Note: 1 Includes Sirius Property cat. excess (re)insurance and Sirius Other Property; 2 Includes Sirius Global (re)insurance (excluding Property cat. excess (re)insurance and Other Property) and Sirius U.S. Specialty; 3 Includes Retroactive (re)insurance contracts 7 Expected SiriusPoint 78% 22% $2.5bn 71% 29% Insurance(Re)insurance $1.9bn 100% $0.6bn 2Q’20 LTM GPW

For Information Purposes Only ENHANCED SCALE & UNDERWRITING CAPABILITIES Note: 1 Excludes transaction adjustments ($mm) + Q2’20 LTM GPW $591 $1,934 Platforms Bermuda & United States Europe, Bermuda, United States, and Asia Employees 36 1,085 6/30/20 Tangible Capital $1,471 $1,838 Underwriters 10 192 = Pro forma $2,525 Europe, Bermuda, United States, and Asia ~1,100 $3,3091 202 8

For Information Purposes Only THIRD POINT RE THIRD QUARTER 2020 RESULTS • 5.1% return on equity • 4.8% increase in diluted book value per share to $15.06 • Combined ratio of 119.9%, of which $29.6 million was attributable to catastrophe losses and $15.6 million was attributable to the ongoing impacts of COVID-19, for a total impact of 31.9 percentage points on the combined ratio • Reported 17 straight quarters with no prior year adverse development • 4.8% return on investments managed by Third Point LLC1 TPRe Q3 2020 Results TPRe Q3 YTD 2020 Results • 0.6% return on equity • 0.1% increase in diluted book value per share to $15.06 • Combined ratio of 105.0%, of which $29.6 million was attributable to catastrophe losses and $35.0 million was attributable to the ongoing impacts of COVID-19, for a total impact of 15.1 percentage points on the combined ratio • 2.8% return on investments managed by Third Point LLC1 Note: 1 7.6% and 10.6% estimated return on investments in Q4 2020 and Q4 YTD 2020, respectively 9

For Information Purposes Only SIRIUS THIRD QUARTER 2020 RESULTS • (6.3)% return on equity • (3.9)% change in book value per common share to $12.66 • Combined ratio of 115.5%, of which 11 points were attributable to the impact of COVID-19 and 14 points attributable to catastrophe losses • 2.2% return on investments (in USD) Sirius Q3 2020 Results Sirius Q3 YTD 2020 Results • (12.6)% return on equity • (11.0)% change in book value per common share to $12.66 • Combined ratio of 112.5%, of which 16 points were attributable to the impact of COVID-19 and 6 points attributable to catastrophe losses • 2.6% return on investments (in USD) 10

THIRD POINT RE / SIRIUS GROUP MERGER – RATINGS OVERVIEW

Third Point Re - A.M. Best Rating Overview

BEST

- **Financial Strength Ratings**: A- (under review with developing implications)

  - *revised up from negative outlook*

- Balance Sheet Strength: Very Strong
- Operating Performance: Adequate
- Business Profile: Neutral
- Enterprise Risk Management: Appropriate

Rating Agency Comments

"The under review rating action follows the group's announcement that TPRE has entered into a definitive agreement to acquire [Sirius Group]."

"Risk-adjusted capital should benefit further as TPRE's already reduced concentration in alternative investments will be a significantly smaller portion of total invested assets of the combined entity."

"The ratings will remain under review until the close of the transaction and a review by AM Best of the post-transaction details."

Sirius Group - A.M. Best Rating Overview

BEST

- **Financial Strength Ratings**: A- (under review with developing implications)

  - *revised up from negative implications*

- Balance Sheet Strength: Very Strong
- Operating Performance: Strong
- Business Profile: Neutral
- Enterprise Risk Management: Appropriate

Rating Agency Comments

"AM Best has changed the under review with negative implications status to developing."

"The ratings reflect [Sirius Group's] consolidated balance sheet strength, which AM Best categorizes as very strong, as well as its strong operating performance, neutral business profile and appropriate enterprise risk management."

"AM Best expects to resolve the under review with developing implications status after the close of the transaction, which is expected to complete during the first quarter of 2021."

Sirius Group - S&P Rating Overview

S&P Global
Ratings

- **Financial Strength Ratings**: A- (negative outlook)

  - *revised up from credit watch negative*

- Capital and Earnings: Very Strong
- Competitive Position: Strong
- Business Risk Profile: Strong
- Financial Risk Profile: Satisfactory

Rating Agency Comments

"Building on [Sirius Group's] brand reputation and established long-term relationships, we expect the combined entity SiriusPoint will be able to take advantage of the hardening reinsurance market while reducing its dependence on property catastrophe business."

"SiriusPoint's prospective capital adequacy under our risk-based capital model is expected to be excellent."

"We anticipate that SiriusPoint's liquidity will remain adequate after the acquisition."

THIRD POINT RE

Sirius Group

11

For Information Purposes Only

For Information Purposes Only DISCLAIMER 12 Safe Harbor Statement Regarding Forward-Looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the Merger, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the Merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Third Point Re and Sirius Group and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward- looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (3) the risks that any of the closing conditions to the Merger may not be satisfied in a timely manner, and (4) the risk that the combined company may not achieve the expected benefits of the transaction. Discussions of additional risks and uncertainties are contained in Third Point Re’s and Sirius Group’s filings with the Securities and Exchange Commission. Neither Third Point Re nor Sirius Group is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Where to Find Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the Merger. In connection with the Merger, Third Point Re filed with the SEC on October 23, 2020 a final joint proxy statement/prospectus ("Joint Proxy Statement/Prospectus"), which was declared effective by the SEC, and each of Third Point Re and Sirius Group may be filing with the SEC other documents regarding the Merger. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents filed by Third Point Re and Sirius Group with the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Third Point Re will be made available free of charge on Third Point Re’s investor relations website at https://www.thirdpointre.com/investors/. Free copies of documents filed with the SEC by Sirius Group will be made available free of charge on Sirius Group’s investor relations website at https://ir.siriusgroup.com/.